450 Wireless Blvd. Hauppauge, New York 11788

NORTHERN LIGHTS FUND TRUST

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

February 4, 2008

VIA Electronic Mail

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn: Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Northern Lights Fund Trust (the “Registrant”), on behalf of the Anchor Multi-Strategy Growth Fund (the “Fund”)

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Ash on Wednesday, January 30, 2007, with respect to the above-referenced filing (“December 7, 2007 485(a) Filing”).

Your comments are set forth below, and each is followed by the Registrant’s response.  Attached is a black-lined version showing changes made to the Prospectus included in the December 7, 2007 485(a) Filing in response to these comments.

Prospectus

Comment 1:	In the “Principal Investment Strategies” section, please provide examples of the factors that the adviser reviews when evaluating investment strategies.
Response:

The following sentence has been added to the “Principal Investment Strategies” section:

“Examples of these factors include, but are not limited to: the potential return on investment in relation to the proposed investment strategy’s risk, correlation among various specialized quantitative and fundamental investment strategies employed by the adviser at any given time, and liquidity of the underlying securities involved with certain investment strategies.”

Comment 2:

In the “Principal Investment Strategies” section, the second sentence of the third paragraph is not clear.  At the end of the sentence, if appropriate, please replace “and index futures” with “and derivatives such as index futures.”

Response:	The sentence has been reworded as suggested.
Comment 3:

In the “Principal Investment Strategies” section, various investment techniques are disclosed. Please make clear that these techniques are part of the Fund’s primary investment strategy, not secondary techniques.

Response:

This language under the “Principal Investment Strategies,” has been revised as follows: (modifications italicized in bold)

“To implement its primary investment strategy, the Fund may make use of a variety of sophisticated investment techniques including but not limited to the following:”

Comment 4:	Under “Principal Investment Strategies – Global Macro,” the second sentence is repeated. Please delete.
Response:	The modification has been made as requested.
Comment 5:	Under “Principal Risks,” because the Fund will invest in non-U.S. equities as part of its primary investment strategy, please move the “Foreign Exposure” risk from item 4 to item 2.
Response:	The modification has been made as requested.
Comment 6:

Under “Principal Risks - Risks Associated With Investments in Underlying Funds,” if the Fund will use investments in underlying funds as part of its principal investment strategy, please make this clear in the “Principal Investment Strategies” section.

Response:

This language under the “Principal Investment Strategies,” has been revised with respect to this comment as follows: (modifications italicized in bold)

The Fund may invest in a wide range of instruments, markets and asset classes, including but not limited to U.S. and non-U.S. equities, investment companies and derivatives such as index futures.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Secretary

Northern Lights Fund Trust

ANCHOR MULTI-STRATEGY GROWTH FUND

PROSPECTUS

February 15, 2007

CUSIP - __________

Ticker Symbol ______

1-xxx-xxx-xxxx

This Prospectus provides important information about the Fund that you should know before investing.  Please read it carefully and keep it for future reference.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

RISK/RETURN SUMMARY

PERFORMANCE

FEES AND EXPENSES

INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RELATED  RISKS

INVESTMENT ADVISER

NET ASSET VALUE

HOW TO PURCHASE SHARES

REDEMPTIONS

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

MARKET TIMING

DISTRIBUTION OF SHARES

NOTICE OF PRIVACY POLICY & PRACTICES

See the Fund’s Notice of its Privacy Policy on the last page of this Prospectus.

RISK/RETURN SUMMARY

This Prospectus describes the Anchor Multi-Strategy Growth Fund, a series of Northern Lights Fund Trust.  This section briefly describes the investment objective, principal investment strategies, and principal risks of the Fund.   ACMG Fund Advisors, LLC is the Fund's investment adviser.

Investment Objective

The Fund’s investment objective is to seek capital appreciation.   The Fund’s investment objective is a non-fundamental policy and may be changed upon 60 days’ written notice to shareholders.

Principal Investment Strategies

The Fund seeks to invest in multiple types of securities that, in the opinion of the adviser will provide enhanced risk-adjusted returns. The Fund will pursue its objective by allocating assets among a group of specialized quantitative and fundamental investment strategies. The adviser employs a proprietary quantitative approach to allocate assets and diversify across multiple asset classes and investment styles, which the adviser believes are complementary and have low correlation with each other and with major financial markets. The adviser will allocate Fund assets among strategies that it believes offer the potential for attractive investment returns individually and that are expected to blend within the Fund’s portfolio so that it will have lower correlation and lower volatility relative to the broader stock and bond markets than any of the individual strategies alone. The adviser reviews a wide range of factors when evaluating each potential investment strategy and the appropriate asset allocation. Examples of these factors include, but are not limited to: the potential return on investment in relation to the proposed investment strategy’s risk, correlation among various specialized quantitative and fundamental investment strategies employed by the adviser at any given time, and liquidity of the underlying securities involved with certain investment strategies. The decision of when to buy and sell securities is derived from each individual quantitative strategy.

The strategies utilized by the Fund include absolute return strategies as well as traditional money management with an absolute or risk-adjusted return focus. A risk-adjusted return focus aims to produce positive returns while managing risk exposure.

Equity securities of U.S. issuers are the Fund’s primary investments.  The Fund may invest in a wide range of instruments, markets and asset classes, including but not limited to U.S. and non-U.S. equities , investment companies and derivatives such as index futures. The Fund may hold U.S. Government securities or cash equivalents to collateralize its derivative positions. To implement its primary investment strategy, t he Fund may make use of a variety of sophisticated investment techniques including but not limited to the following:

Long Equity Strategy – Invests in underpriced equity securities during positive market trends, and may concentrate in certain markets, company sizes, or geographical areas. Some of the attributes the advisor utilizes to determine whether securities are underpriced and/or exhibiting positive market trends are:

•

Superior price performance relative to U.S. equity market indexes such as the S&P 500 Index

•

Lower volatility relative to performance

•

Above average expected growth rates in revenues and/or earnings

•

Relatively high return on capital and/or equity

Long/Short or Hedged Equity – seeks to take advantage of an anticipated advance or decline in the price of a company or equity index through the use of stock baskets, exchange traded funds, futures and/or options contracts on financial indexes. A "long position" is the buying of a security such as a stock or exchange traded fund, with the expectation that the asset will rise in value. A "short position" is the sale of a borrowed security with the expectation that the asset will fall in value. Long and short positions may not be invested in equal dollars and, as such, may not seek to neutralize general market risks.

Equity Market Neutral – seeks to profit from exploiting pricing relationships between different equities or related securities. The strategy primarily invests in common stocks and/or exchange traded funds that are undervalued and short selling those stocks and/or exchange traded funds that are considered to be overvalued. The adviser intends to maintain approximately equal value exposure in long and short positions in order to offset the effects of general stock market movements.

Long/Short or Hedged Fixed Income Strategy - seeks to take advantage of an anticipated advance or decline in the price of debt securities of domestic and foreign governments, agencies, and companies of all maturities and qualities, including high yield (junk bonds) and TIPS (Treasury Inflation — Protected Securities). The Fund will attempt to achieve long or short exposure by primarily investing in fixed income index based exchange traded funds, closed end bond funds and/or may invest in mortgage-backed securities, collateralized mortgage obligations, and asset-backed securities and swaps or derivatives of such instruments. Examples of fixed income index-based exchange traded funds include, but are not limited to: iShares Lehman 3-7 Year Treasury Bond (IEF), iShares Lehman 10-20 Year Treasury Bond Fund (TLH), iShares Lehman 20+ Year Treasury Bond Fund (TLT) and iShares iBoxx Investment Grade Corporate Bond Fund (LQD).  However, the Fund will not necessarily hold shares of these specific exchange traded funds. Long and short positions may not be invested in equal dollars and, as such, may not seek to neutralize general market risks.

Global Macro – seeks to profit from rising and falling global equity index prices, currencies, commodity prices, and market volatility. The adviser seeks to execute this strategy by creating portfolios that include, but are not limited to, one or more of the following directional and/or non-directional positions: directional international equity index trades, directional currency trades, directional commodity trades, currency spread trades, and volatility arbitrage spread trades. In general, directional positions seek to benefit from market movement in one direction or the other. In contrast, non-directional positions seek to benefit from both upward and downward movement in one or more markets. Each of these investment strategies may incorporate one or more directional and/or non-directional positions. The Fund will predominately have a long exposure to directional and non-directional positions. However, there may be times that the Fund will have a short exposure to directional and/or non-directional positions.

Sector and/or Country Rotation – seeks to profit from changes in the U.S. economy and global index prices by rotating investment positions among different industry sectors, countries or regions. Using a proprietary quantitative methodology the adviser ranks a selection of U.S. industry groups, and international and regional country indexes. The Fund then invests in the top ranked selections. Securities utilized may include but are not limited to: individual company stocks and stock baskets, exchange traded funds, and American Depository Receipts (“ADRs”).

The use of multiple quantitative strategies could result in a high rate of portfolio turnover.

The Fund's equity investments will consist primarily of common stocks, exchange traded funds (ETFs) and closed-end funds.  An ETF is a registered investment company that seeks to track the performance of a particular market index.  These indexes include not only broad-market indexes, but more specific indexes as well, including those relating to particular sectors, markets, regions or industries. The closed-end funds and ETFs are referred to as “Underlying Funds” in this prospectus. The adviser may invest in Underlying Funds for a number of reasons, but typically will do so when it wishes the Fund to have an investment in a certain sector, market, region or industry but cannot find an individual company that meets its investment criteria.  The Fund is non-diversified, which means that it can invest a greater percentage of its assets in any one issuer than a diversified fund.

Principal Risks

As with all mutual funds, there is the risk that you could lose money through your investment in the Fund. Although the Fund will strive to meet its investment objective, there is no assurance that it will.

o

Stock Market Risk. Stock markets can be volatile. In other words, the prices of stocks can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.  The Fund’s investments may decline in value if the stock markets perform poorly.  There is also a risk that the Fund’s investments will under perform either the securities markets generally or particular segments of the securities markets.

o

Issuer-Specific Risks:  The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers. The value of certain types of securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments.

o

Short Selling Risk. The Fund engages in short selling activities, which are significantly different from the investment activities commonly associated with conservative stock funds.  Positions in shorted securities are speculative and more risky than "long" positions (purchases) because the cost of the replacement security is unknown.  Therefore, the potential loss on the short sale is unlimited, whereas the potential loss on long positions is limited to the original purchase price.  You should be aware that any strategy that includes selling securities short could suffer significant losses.  Short selling will also result in higher transaction costs (such as interest and dividends), which reduce the Fund’s return, and may result in higher taxes.

o

Adviser Risk. The adviser’s lack of experience in managing mutual funds may result in recommendations of securities that cause the Fund to under-perform or lose money.  The Fund is a new fund with no operating history.

o

Risks Associated With Investments in Underlying Funds. Because the Fund may invest in Underlying Funds, the value of your investment will fluctuate in response to the performance of the Underlying Funds. In addition, investing through the Fund in Underlying Funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the Underlying Funds. Underlying Funds may use leverage, invest in derivatives and use other investment techniques that may add risk with respect to the portion of the Fund’s portfolio invested in said Underlying Funds.

o

Derivatives Risk. Investments in futures and options are considered "derivative" investments. A small investment in derivatives could have a potentially large impact on the Fund’s performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that the hedging technique will fail if changes in the value of a derivative held by the Fund does not correlate with the Fund’s portfolio securities being hedged.

o

Non-Diversification Risk.  The Fund is a non-diversified investment company, which means that more of the Fund’s assets may be invested in the securities of a single issuer than could be invested in the securities of a single issuer by a diversified investment company.  This may make the value of the Fund’s shares more susceptible to certain risks than shares of a diversified investment company.  As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting a particular issuer.

o

Portfolio Turnover Risk:  Portfolio turnover refers to the rate at which the securities held by the Fund are replaced. The higher the rate, the higher the transactional and brokerage costs associated with the turnover which may reduce the Fund’s return, unless the securities traded can be bought and sold without corresponding commission costs. Mutual funds are required to distribute their net realized capital gains annually under federal tax laws. The Fund’s investment strategies are expected to involve frequent trading which leads to high portfolio turnover and could generate potentially large amounts of net realized capital gains in a given year. It is possible that the Fund may distribute sizable taxable capital gains to its shareholders, regardless of the Fund’s net performance.

o

Sector Risk.  Sector risk is the possibility that investments within the same sector of the market will decline in price due to sector specific market or economic developments. If the adviser invests a significant portion of the Fund's assets in a particular sector, the Fund is subject to the risk that those investments are likely to react similarly to legislative or regulatory changes, adverse market conditions and/or increased competition affecting the market segment.  The sectors in which the Fund may be over-weighted will vary.

o

Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.  Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.  In addition to the Foreign risk we are exposed to through our Direct Investments, some of the Underlying Funds may have a greater exposure to foreign risk through their direct investments, which would further expose the Fund to this risk.

The Fund is exposed to other risks as well. Please refer to the section below entitled “Risks” for more details regarding additional risk factors that you should consider before investing.

PERFORMANCE

Because the Fund has only recently commenced investment operations, no performance information is available for the Fund at this time. In the future, performance information will be presented in this section. Also, shareholder reports containing financial and performance information will be mailed to shareholders semi-annually.

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	None
Redemption Fee (as a percentage of amount redeemed)(1)	None

Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	1.50%
Distribution (12b-1) and Shareholder Servicing Fees	0.25%
Other Expenses
Dividend Expense on Securities Sold Short (2)
Operational Expenses (3)	0.63%
Acquired (Underlying) Fund Fees and Expenses (4)
Total Annual Fund Operating Expenses
Fee Waiver and Reimbursement
Net Expenses (5)

____________

(1)

The Fund charges no fees for redemptions except redemptions by wire in which case a $15 wire transaction fee for redemptions effected by wire will be charged.

(2)

When a cash dividend is declared on a stock in which the Fund has a short position, the Fund incurs an obligation to pay an amount equal to that dividend to the purchaser of the shorted stock. This obligation is an expense of the Fund.

(3)

These expenses, which include custodian, transfer agency, shareholder servicing and other customary fund expenses, are based on estimated amounts for the Fund’s current fiscal year.

(4)

This number represents the combined total fees and operating expenses of the Underlying Funds owned by the Fund and is not a direct expense incurred by the Fund or deducted from Fund assets.  Since this number does not represent a direct operating expense of the Fund, the operating expenses set forth in the Fund’s financial statements and other areas of this prospectus do not include this figure.

.

(5)

The adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, at least until _________, to ensure that Net Annual Fund Operating Expenses  (exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired or underlying fund fees and expenses,  or extraordinary expenses such as litigation) will not exceed 2.75% of the Fund’s average daily net assets, subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits. The Board of Trustees (the “Board” or “Trustees”) may terminate this expense reimbursement arrangement at any time.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, you reinvest all dividends and capital gains distributions and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$____	$____

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Investment Objective

The Fund’s investment objective is to seek capital appreciation.

The Fund is intended for investors who desire added diversification across multiple asset classes and strategies as a part of an overall disciplined investment program.

Implementation of Investment Objective

Equity securities of U.S. issuers are the Fund’s primary investments.  The Fund also may invest in the types of securities and employ the types of investment strategies described below.  In addition, the Fund may engage in transactions not described below as part of a principal or secondary investment strategy. For a more complete description of these and other investments and techniques, see the Fund’s Statement of Additional Information (“SAI”). Additional information about these investments and the special risk factors that apply to them can be found under the title “Principal Risks” and in the SAI.

Depositary Receipts: The Fund may invest in sponsored and unsponsored American Depositary Receipts ("ADRs"), which are receipts issued by an American bank or trust company evidencing ownership of underlying securities issued by a foreign issuer. ADRs, in registered form, are designed for use in U.S. securities markets. Unsponsored ADRs may be created without the participation of the foreign issuer. Holders of these ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company depositary of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights.

Short Sales:  The value of the Fund’s short positions may equal up to 50% of its net assets. A short sale consists of selling borrowed shares in the hope that they can be bought back later at a lower price. The Fund may be required to pay a fee to borrow the security and to pay over to the lender any payments received on the security. If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Although the Fund’s gain is limited by the price at which it sold the security short, its potential loss is unlimited. The more the Fund pays to purchase the security, the more it will lose on the transaction, and the more the price of Fund shares will be affected. The Fund will also incur costs to engage in this practice.

Temporary Investments:  To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total net assets, without limitation, in high quality short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds’ advisory fees and operational fees.  The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Additional Risks

As with all mutual funds, there is a risk that you could lose money through your investment in the Fund. Although the Fund will strive to meet its objective, there is no assurance that it will.

The following provides additional information on the risks of investing in the Fund:

Small- and Medium-Size Company Risks.  The Fund may invest in the common stocks of small-cap and mid-cap companies.  Small and medium size companies may have narrower markets and more limited managerial and financial resources than do larger, more established companies.  As a result, their performances can be more volatile and they may face a greater risk of business failure, which could increase the volatility of the Fund’s assets.

Micro-Cap Risk. Certain of the securities in which the Fund invests may be micro-cap companies. Micro-cap stocks may offer greater opportunity for capital appreciation than the stocks of larger and more established companies; however, they also involve substantially greater risks of loss and price fluctuations. Micro-cap companies carry additional risks because of the tendency of their earnings and revenues to be less predictable (and some companies may be experiencing significant losses), their share prices to be more volatile and their markets to be less liquid than companies with larger market capitalizations. Micro-cap companies may be newly formed or in the early stages of development, with limited product lines, markets or financial resources, and may lack management depth. In addition, there may be less public information available about these companies. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the future ability to sell these securities. Also, it may take a long time before the Fund realizes a gain, if any, on an investment in a micro-cap company.

ADR Risk. ADRs may be purchased through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored ADRs generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Portfolio Holdings Disclosure

The Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities holdings are available in the Statement of Additional Information, which may be requested toll free by calling 1-xxx-xxx-xxxx.

INVESTMENT ADVISER

ACMG Fund Advisors, LLC, (“Anchor”) located at 16140 Sand Canyon Avenue, Suite 101, Irvine, California 92618, serves as investment adviser to the Fund.  Subject to the authority of the Board of Trustees, Anchor is responsible for the overall management of the Fund’s business affairs.  Anchor is responsible for selecting the Fund's investments according to the Fund’s investment objective, polices, and restrictions.  Anchor was established in 1996 and provides investment advice to individuals, corporations, pension and profit sharing plans, trusts, a private investment fund, and other organizations. The adviser manages approximately $____________ in separate accounts and mutual funds.

Under the terms of the Investment Advisory Agreement between the Trust and the adviser, the adviser conducts investment research and management for the Fund and is responsible for the purchase and sale of securities for the Fund’s portfolio. The adviser provides the Fund with investment advice, supervises the Fund’s management and investment programs and provides investment advisory facilities and executive and supervisory personnel for managing the investments and effectuating portfolio transactions. The adviser also furnishes, at its own expense, all necessary administrative services, office space, equipment and clerical personnel for servicing the investments of the Fund.  The Fund pays the adviser a management fee equal to 1.50% of the average daily net assets of the Fund.

A discussion regarding the basis for the Board of Trustee’s approval of the Investment Advisory Agreement will be provided in the Fund’s semi-annual shareholder report dated ________________.

 The adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, at least until _________, to ensure that Net Annual Fund Operating Expenses  (exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired or underlying fund fees and expenses,  or extraordinary expenses such as litigation) will not exceed 2.75% of the Fund’s average daily net assets, subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits. The Board of Trustees (the “Board” or “Trustees”) may terminate this expense reimbursement arrangement at any time.  Fee waiver and reimbursement arrangements can decrease the Fund’s expenses and boost its performance.

PORTFOLIO MANAGERS

The Fund is team managed and led by Chief Investment Officer Eric Leake. Mr. Leake is primarily responsible for the day-to-day management of the Fund’s portfolio.  Eric is a founding partner and Chief Investment Officer of Anchor Capital Management Group, Inc., the Fund’s adviser, an SEC registered investment advisory firm, where he serves as Chief Investment Officer and portfolio manager for Anchor Capital’s separate accounts, since 1996. He is a level II Chartered Market Technician, member of the Market Technicians Association (MTA), American Association of Professional Technical Analysts (AAPTA), National Association of Active Investment Managers (NAAIM),  and advisory board member to Rydex Financial Services, LLC.

[Please insert the names and titles over past five years of up to four more team members responsible for managing the portfolios – See Form N-1A]

The Fund’s Statement of Additional Information provides additional information about the portfolio managers’ compensation structure, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of Fund shares.

NET ASSET VALUE

Shares of the Fund are sold at net asset value (“NAV”).  The NAV of the Fund is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open for business and will be computed by determining the aggregate market value of all assets of the Fund less its liabilities divided by the total number of shares outstanding.  The NYSE is closed on weekends and most national holidays.  The NAV takes into account the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily.  The determination of NAV for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, the Fund’s securities are valued each day at the last quoted sales price on the securities principal exchange If market quotations are not readily available, securities will be valued at their fair market value as determined in good faith and evaluated as to the reliability of the fair value method used by the Board on a quarterly basis, in accordance with procedures approved by the Board. Securities primarily traded in the NASDAQ National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price.  The Fund may use independent pricing services to assist in calculating the value of the Fund’s securities.  In addition, market prices for foreign securities are not determined at the same time of day as the NAV for the Fund.  In computing NAV of the Fund, the adviser values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE.  Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates.  If events materially affecting the values of the Fund’s securities, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its shares, the securities will be valued at fair value.  For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the adviser may need to price the security using the Fund’s fair value pricing guidelines.  Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors.  Fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short term traders.

HOW TO PURCHASE SHARES

You may purchase shares of the Fund by sending a completed application form to the following address by either regular or overnight mail:

Anchor Multi-Strategy Growth Fund c/o Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, Nebraska 68137

You may open an account through the Anchor Fund’s website www._______________.com.

Minimum and Additional Investment Amounts

The minimum initial investment to open an account is $2,500 for all account types. The minimum subsequent investment is $100 for all account types. The minimum initial and subsequent investments may be waived for clients of the Fund's adviser and accounts related to such adviser clients. Lower minimum initial and additional investments may also be applicable if the shares are purchased through a financial intermediary.  There is no minimum investment requirement when you are buying shares by reinvesting dividends and distributions from the Fund.

The Fund, however, reserves the right, in its sole discretion, to reject any application to purchase shares.  Applications will not be accepted unless they are accompanied by a check drawn on a U.S. bank, savings and loan, or credit union in U.S. funds for the full amount of the shares to be purchased.  After you open an account, you may purchase additional shares by sending a check together with a note stating the name(s) on the account and the account number, to the above address.  Make all checks payable to “Anchor Multi-Strategy Growth Fund.” The Fund will not accept payment in cash, including cashier’s checks or money orders.  Also, to prevent check fraud, the Fund will not accept third party checks, U.S. Treasury checks, credit card checks or starter checks for the purchase of shares.

Note:  Gemini Fund Services, LLC (“GFS”), the Fund’s transfer agent, will charge a $25 fee against a shareholder’s account, in addition to any loss sustained by the Fund, for any payment check returned to the transfer agent for insufficient funds.

The USA PATRIOT Act requires financial institutions, including the Fund, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts.  As requested on the application, you should supply your full name, date of birth, social security number and permanent street address.  Mailing addresses containing a P.O. Box will not be accepted.  This information will assist the Fund in verifying your identity.  Until such verification is made, the Fund may temporarily limit additional share purchases.  In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a shareholder’s identity.  As required by law, the Fund may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

When Order is Processed

All shares will be purchased at the NAV per share next determined after the Fund receives your application or request in good order.  All requests received in good order by the Fund before 4:00 p.m. (Eastern time) will be executed on that same day.  Requests received after 4:00 p.m. will be processed on the next business day.

Good Order:  When making a purchase request, make sure your request is in good order.  “Good order” means your purchase request includes:

  the name of the Fund

  the dollar amount of shares to be purchased

  a completed purchase application or investment stub

  check payable to “Anchor Multi-Strategy Growth Fund”

Purchase through Brokers

You may invest in the Fund through brokers or agents who have entered into selling agreements with the Fund’s distributor.  These brokers and agents are authorized to designate other intermediaries to receive purchase and redemption orders on behalf of the Fund. The Fund will be deemed to have received a purchase or redemption order when an authorized broker or its designee receives the order.  The broker or agent may set its own initial and subsequent investment minimums.  You may be charged a fee if you use a broker or agent to buy or redeem shares of the Fund.  Finally, various servicing agents use procedures and impose restrictions that may be in addition to, or different from those applicable to investors purchasing shares directly from the Fund.  You should carefully read the program materials provided to you by your servicing agent.

Purchase by Wire

If you wish to wire money to invest in the Fund, please call the Fund at 1-xxx-xxx-xxxx to notify the Fund that a wire transfer is coming.  You may use the following instructions:

Bank Name: ___________________

ABA No. )_______________

Credit: Anchor Multi-Strategy Growth Fund,

DDA No. ____________

FBO: Shareholder Name, Name of Fund, Shareholder Account Number.

Automatic Investment Plan

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically debits money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts.  You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account.  Please contact the Fund at 1-xxx-xxx-xxxx for more information about the Fund’s Automatic Investment Plan.

Retirement Plans

You may purchase shares of the Fund for your individual retirement plans.  Please call the Fund at 1-xxx-xxx-xxxx the most current listing and appropriate disclosure documentation on how to open a retirement account.

Subsequent Purchases by Internet

For complete information regarding Internet transactions, please see the section entitled “Transactions Through www._________________.com.”

REDEMPTIONS

Written Redemption Requests

You will be entitled to redeem all or any portion of the shares credited to your accounts by submitting a written request for redemption to:

Regular/Express/Overnight Mail
Anchor Multi-Strategy Growth Fund c/o Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, Nebraska 68137

Redeeming by Telephone

The telephone redemption privilege is automatically available to all new accounts except retirement accounts.  If you do not want the telephone redemption privilege, you must indicate this in the appropriate area on your account application or you must write to the Fund and instruct it to remove this privilege from your account.

The proceeds will be sent by mail to the address designated on your account or wired directly to your existing account in any commercial bank or brokerage firm in the United States as designated on your application.  To redeem by telephone, call 1-xxx-xxx-xxxx.  The redemption proceeds normally will be sent by mail or by wire within three business days after receipt of your telephone instructions. IRA accounts are not redeemable by telephone.

The Fund reserves the right to suspend the telephone redemption privileges with respect to your account if the name(s) or the address on the account has been changed within the previous 30 days.  Neither the Fund, GFS, nor their respective affiliates will be liable for complying with telephone instructions they reasonably believe to be genuine or for any loss, damage, cost or expenses in acting on such telephone instructions and you will be required to bear the risk of any such loss.  The Fund or GFS, or both, will employ reasonable procedures to determine that telephone instructions are genuine.  If the Fund and/or GFS do not employ these procedures, they may be liable to you for losses due to unauthorized or fraudulent instructions.  These procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of the transactions and/or tape recording telephone instructions.

Wire Redemptions

If you request your redemption by wire transfer, you will be required to pay a $15.00 wire transfer fee to GFS to cover costs associated with the transfer but GFS does not charge a fee when transferring redemption proceeds by electronic funds transfer.  In addition, your bank may impose a charge for receiving wires.

Redemptions in Kind

The Fund reserves the right to honor requests for redemption or repurchase orders by making payment in whole or in part in readily marketable securities (“redemption in kind”) if the amount of such a request is large enough to affect operations (for example, if the request is greater than $250,000 or 1% of the Fund’s assets). The securities will be chosen by the Fund and valued at the Fund’s net asset value. A shareholder may incur transaction expenses in converting these securities to cash.

Systematic Withdrawal Plan

If your individual account, IRA or other qualified plan account have a current account value of at least $10,000, you may adopt a Systematic Withdrawal Plan to provide for monthly, quarterly or other periodic checks for any designated amount of $100 or more.  If you wish to open a Systematic Withdrawal Plan, please indicate on your application or contact the Fund at 1-xxx-xxx-xxxx.

When Redemptions are Sent

Once the Fund receives your redemption request in “good order” as described below, it will issue a check based on the next determined NAV following your redemption request.  If you purchase shares using a check and soon after request a redemption, your redemption will not be processed until the check for your purchase has cleared (usually within 10 days).

Good Order

Your written redemption request will be processed if it is in “good order.”  To be in good order, the following conditions must be satisfied:

o

The request should be in writing, unless redeeming by telephone, indicating the number of shares or dollar amount to be redeemed;

o

The request must identify your account number;

o

The request should be signed by you and any other person listed on the account, exactly as the shares are registered; and

o

If you request that the redemption proceeds to be sent to an address other than that of record be paid to someone other than the record owner(s), or if the address was changed within the last 30 days, or if the proceeds of a requested redemption exceed $25,000, the signature(s) on the request must be medallion signature guaranteed by an eligible signature guarantor.

When You Need Medallion Signature Guarantees

A medallion signature guarantee assures that a signature is genuine and protects you from unauthorized account transfers.  You will need your signature guaranteed if:

o

you wish to change the bank or brokerage account that you have designated on your account;

o

you request a redemption to be made payable to a person not on record with the Fund;

o

you request that a redemption be mailed to an address other than that on record with the Fund;

o

the proceeds of a requested redemption exceed $25,000; or

o

any redemption is transmitted by federal wire transfer to a bank other than the bank of record.

Signatures may be guaranteed by any eligible guarantor institution (including banks, brokers and dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations) or by completing a supplemental telephone redemption authorization form.  Contact the Fund to obtain this form.  Further documentation will be required to change the designated account if, shares are held by a corporation, fiduciary or other organization.  A notary public cannot guarantee signatures.

Retirement Plans

If you own an IRA or other retirement plan, you must indicate on your redemption request whether the Trust should withhold federal income tax.  Unless you elect in your redemption request that you do not want to have federal tax withheld, the redemption will be subject to withholding.

Redeeming through Broker

If shares of the Fund are held by a broker-dealer, financial institution or other servicing agent, you must contact that servicing agent to redeem shares of the Fund.  The servicing agent may charge a fee for this service.

Low Balances

If at any time your account balance falls below $1,000, the Fund may notify you that, unless the account is brought up to at least $1,000, your account could be closed or charged a small account maintenance fee.  This will not apply to any account balances that drop below $1,000 due to a decline in NAV.  The Fund may, within 30 days, redeem all of your shares and close your account by sending you a check to the address of record.

Redemptions Through www.____________________.com

You may redeem your shares through the Fund’s web site www. __________________.com. Shares from an account in any of the Fund’s tax sheltered retirement plans cannot be redeemed through the Fund’s web site. For complete information regarding Internet transactions, please see the following section entitled “Transactions Through www.___________________.com.”

Transactions Through www._____________________.com

You may purchase Fund shares and redeem Fund shares through the Fund’s web site www.______________.com. To establish Internet transaction privileges you must enroll through the web site. You automatically have the ability to establish Internet transaction privileges unless you decline the privileges on your New Account Application or IRA Application. You will be required to enter into a user's agreement through the web site in order to enroll in these privileges. In order to conduct Internet transactions, you must have telephone transaction privileges. To purchase shares through the web site you must also have ACH instructions on your account.

Redemption proceeds may be sent to you by check, to the address of record, or if your account has existing bank information, by wire or ACH.

Only bank accounts held at domestic financial institutions that are ACH members can be used for transactions through the Fund's web site. The Fund imposes a limit of $25,000 on purchase and redemption transactions through the web site. Transactions through the web site are subject to the same minimums as other transaction methods.

You should be aware that the Internet is an unsecured, unstable, unregulated and unpredictable environment. Your ability to use the web site for transactions is dependent upon the Internet and equipment, software, systems, data and services provided by various vendors and third parties. While the Fund and its service providers have established certain security procedures, the Fund, its distributor and its Transfer Agent cannot assure you that trading information will be completely secure.

There may also be delays, malfunctions, or other inconveniences generally associated with this medium. There also may be times when the web site is unavailable for Fund transactions or other purposes. Should this happen, you should consider purchasing or redeeming shares by another method. Neither the Fund nor its transfer agent, distributor or adviser will be liable for any such delays or malfunctions or unauthorized interception or access to communications or account information.

TAX STATUS, DIVIDENDS AND DISTRIBUTIONS

Any sale or exchange of the Fund’s shares may generate tax liability (unless you are a tax-exempt investor or your investment is in a qualified retirement account).  When you redeem your shares you may realize a taxable gain or loss.  This is measured by the difference between the proceeds of the sale and the tax basis for the shares you sold.  (To aid in computing your tax basis, you generally should retain your account statements for the period that you hold shares in the Fund.)

The Fund intends to distribute substantially all of its net investment income and net capital gain annually in December.  Both distributions will be reinvested in shares of the Fund unless you elect to receive cash. Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares.  Any dividends or capital gain distributions you receive from the Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash.  Certain dividends or distributions declared in October, November or December will be taxed to shareholders as if received in December if they are paid during the following January.  Each year the Fund will inform you of the amount and type of your distributions.  IRAs and other qualified retirement plans are exempt from federal income taxation.

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes.  A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the amount you receive when you sell them.

On the account application, you will be asked to certify that your social security number or taxpayer identification number is correct and that you are not subject to backup withholding for failing to report income to the IRS.  If you are subject to backup withholding or you did not certify your taxpayer identification number, the IRS requires the Fund to withhold a percentage of any dividend, redemption or exchange proceeds.  The Fund reserves the right to reject any application that does not include a certified social security or taxpayer identification number.  If you do not have a social security number, you should indicate on the purchase form that your application to obtain a number is pending. The Fund is required to withhold taxes if a number is not delivered to the Fund within seven days.

This summary is not intended to be and should not be construed to be legal or tax advice to any current holder of the Fund’s shares.  You should consult your own tax advisers to determine the tax consequences of owning the Fund’s shares.

MARKET TIMING

Frequent trading into and out of the Fund may harm all fund shareholders by disrupting the Fund’s investment strategies, increasing Fund expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders. The Fund is designed for long-term investors and is not intended for market timing or other potentially disruptive trading activities. Accordingly, the Fund’s Board has approved policies that seek to curb these disruptive activities while recognizing that shareholders may have a legitimate need to adjust their Fund investments as their financial needs or circumstances change. The Fund currently commits staff to review, on a continuing basis, recent trading activity in order to identify trading activity that may be contrary to the Fund’s “Market Timing Trading Policy.”

Though this method involves judgments that are inherently subjective and involve some selectivity in their application, the Fund seeks to make judgments and applications that are consistent with the interests of the Fund’s shareholders.

The Fund reserves the right to reject or restrict purchase or exchange requests for any reason, particularly when the shareholder's trading activity suggests that the shareholder may be engaged in market timing or other disruptive trading activities. Neither the Fund nor the adviser will be liable for any losses resulting from rejected purchase or exchange orders. The adviser may also bar an investor who has violated these policies (and the investor's financial adviser) from opening new accounts with the Fund.

Although the Fund attempts to limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices. There can be no guarantee that the Fund will be able to identify or limit these activities. Omnibus account arrangements are common forms of holding shares of the Fund. While the Fund will encourage financial intermediaries to apply the Fund’s Market Timing Trading Policy to their customers who invest indirectly in the Fund, the Fund is limited in its ability to monitor the trading activity or enforce the Fund’s Market Timing Trading Policy with respect to customers of financial intermediaries. For example, should it occur, the Fund may not be able to detect market timing that may be facilitated by financial intermediaries or made difficult to identify in the omnibus accounts used by those intermediaries for aggregated purchases, exchanges and redemptions on behalf of all their customers. More specifically, unless the financial intermediaries have the ability to apply the Fund’s Market Timing Trading Policy to their customers through such methods as implementing short-term trading limitations or restrictions and monitoring trading activity for what might be market timing, the Fund may not be able to determine whether trading by customers of financial intermediaries is contrary to the Fund’s Market Timing Trading Policy. If the Fund or its transfer agent or shareholder servicing agent suspects there is market timing activity in the account, the Fund will seek full cooperation from the service provider maintaining the account to identify the underlying participant. At the request of the adviser, the service providers may take immediate action to stop any further short-term trading by such participants.

DISTRIBUTION OF SHARES

Rule 12b-1 Plan

The Board of Trustees of the Northern Lights Fund Trust has adopted, on behalf of the Fund, a Distribution Plan and Agreement pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Plan”), as amended, to pay for certain distribution activities and shareholder services.  Under the Plan, the Fund may pay 0.25% per year of its average daily net assets for such distribution and shareholder service activities.

Because these distribution and shareholder service fees are paid out of the Fund’s assets on an ongoing basis, the fees may, over time, increase the cost of investing in the Fund and cost investors more than other types of sales loads.

NOTICE OF PRIVACY POLICY & PRACTICES

Your privacy is important to us.  The Trust is committed to maintaining the confidentiality, integrity and security of your personal information.  When you provide personal information, the Trust believes that you should be aware of policies to protect the confidentiality of that information.

The Trust collects the following nonpublic personal information about you:

•

Information we receive from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income and date of birth; and

•

Information about your transactions with us, our affiliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Trust does not disclose any nonpublic personal information about our current or former shareholders to nonaffiliated third parties, except as permitted by law.  For example, the Trust is permitted by law to disclose all of the information we collect, as described above, to our transfer agent to process your transactions.  Furthermore, the Trust restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you.  The Trust maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

In the event that you hold shares of the Trust through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.

ANCHOR MULTI-STRATEGY GROWTH FUND

Adviser	ACMG Fund Advisors, LLC 16140 Sand Canyon Avenue, Suite 101 Irvine, California 92618
Distributor	Aquarius Fund Distributors, LLC 4020 South 147th Street Omaha, NE 68137
Legal Counsel	Thompson Hine LLP 312 Walnut Street, 14th Floor Cincinnati, Ohio 45202-4089
Transfer Agent	Gemini Fund Services, LLC 4020 South 147th Street, Suite 2 Omaha, NE 68137
Custodian	[_______________]

Additional information about the Fund, including the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio holdings, is included in the Fund’s Statement of Additional Information dated ____________ (the “SAI”).  The SAI is incorporated into this Prospectus by reference (i.e., legally made a part of this Prospectus).  The SAI provides more details about the Trust’s policies and management. Additional information about the Fund’s investment will also be available in the Fund’s Annual and Semi-Annual Reports to Shareholders.

To obtain a free copy of the SAI, the annual report, the semi-annual report, to request other information about the Fund, or to make shareholder inquires about the Fund, please call 1-xxx-xxx-xxxx or visit the Fund’s website at www.__________________.com. You may also write to:

Anchor Multi-Strategy Growth Fund

c/o Gemini Fund Services, LLC

4020 South 147th Street, Suite 2

Omaha, Nebraska 68137

You may review and obtain copies of the Fund’s information at the SEC Public Reference Room in Washington, D.C.  Please call 1-202-551-8090 for information relating to the operation of the Public Reference Room.  Reports and other information about the Fund is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  Copies of the information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address:  publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street NE, Washington, D.C.  20549-0102.

Investment Company Act File # 811-21720

Anchor Multi-Strategy Growth Fund • 4020 South 147th St. •Suite 2 • Omaha, NE 68137

1-xxx-xxx-xxxx